SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1,356 - 1º andar, São Paulo-SP

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby convened to an Extraordinary Shareholders’ Meeting (“ESM”) to be held at 11:00 a.m. on April 5, 2012, at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

a)      Election of new members to the Board of Directors and the Fiscal Council due to the resignation of five (5) sitting and deputy members of the Board of Directors and one (1) member of the Fiscal Council;

b)     Examination and approval of amendment to the Company’s Bylaws, with a view to reflecting the changes in Corporate Governance Level 2 Listing Rules of BM&FBOVESPA S.A. - Securities Commodities and Futures Exchange;

c)      Restatement of the Company’s Bylaws;

d)     Selection of a specialized company, among those indicated by the Board of Directors, responsible for preparing the Company valuation report, for the purpose of unified public tender offer for the acquisition of all shares issued by the Company, to be conducted by Embratel Participações S.A. (“Unified PTO”). Pursuant to item 10.1.1 of BM&FBOVESPA’s Level 2 Corporate Governance Listing Rules, the Company’s Board of Directors Meeting held on March 19, 2012 approved the indication of the following appraisers to make up the three-name list: (i) Banco Santander (Brasil) S.A.; (ii) Banco BTG Pactual S.A.; and (iii) HSBC Bank Brasil S.A..

e)      Resolution on the Company’s deregistering as a publicly-held company, subject to the result of the Unified PTO;

f)      Resolution on the discontinuance of the Level 2 Special Corporate Governance Practices, subject to the realization of the Unified PTO.

The ESM will be convened on the first call with the presence of shareholders representing, at least, 20% of the Company’s outstanding shares, that is, all Company shares except those shares held by the controlling shareholder, people related to the controlling shareholder, Company management and those held in treasury (“Outstanding Shares”). On the second call, the ESM will be convened with the presence of shareholders representing any number of Outstanding Shares.

All documents related to the matters to be resolved on at the ESM will remain available to shareholders at the Company’s headquarters, on its Investor Relations website (http://ri.netservicos.com.br) and on the website of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), in compliance with Articles 10, 11 and 21 of CVM Rule 481/09 and Paragraph 3, Article 135, and Paragraph 6, Article 124 of the Law 6,404/76.

The minimum percentage required for the adoption of a multiple vote process for the election of members to the Board of Directors is five percent (5%) of the voting capital, pursuant to CVM Rule 165/91, as amended.

Resolution on item (d) of the Agenda will depend on a majority vote by those shareholders representing the Outstanding Shares, not including blank votes, and each share, independent of the type or class, is entitled to one vote, in accordance with item 10.1.1 of BM&FBOVESPA’s Level 2 Corporate Governance Listing Rules.

Shareholders with Fungible Custody of Registered Shares on the Stock Exchange wishing to participate in the ESM shall submit a statement issued by the custodian bank up to April 3, 2012, that substantiates their status as shareholder.

Shareholders wishing to be represented by proxy at the ESM must comply with the provisions set forth in Article 126 of Law 6,404/76.

São Paulo - SP, March 20, 2012

Jorge Luiz de Barros Nóbrega – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.